Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)

Unaudited Interim Consolidated Financial Statements

September 30, 2009
(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	September 30, 2009	December 31, 2008
	$	$

Assets

Current assets
Cash and cash equivalents (note 4)	48,453,559	25,799,735
Short-term investments (note 4)	363,135	39,174,200
Marketable securities	38,250	7,500
Amounts receivable	57,307	132,710
Prepaid expenses	233,375	77,777

	49,145,626	65,191,922

Bonding and other deposits (note 5)	3,022,187	2,578,825
Mineral properties (note 6)	29,533,955	31,808,821
Capital assets (note 7)	1,399,540	1,631,304
Construction in progress (note 8)	1,435,594	323,093
Investments (note 9)	2,769,117	-

	38,160,393	36,342,043

	87,306,019	101,533,965

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	1,192,658	2,265,058
	1,192,658	2,265,058

Future income tax liability	478,000	478,000
Asset retirement obligation (note 10)	537,620	513,576

	2,208,278	3,256,634

Shareholders' equity (note 11)
Capital stock	144,053,337	144,396,460
Contributed surplus	13,478,113	12,721,559
Deficit	(72,433,709)	(58,840,688)

	85,097,741	98,277,331

	87,306,019	101,533,965
The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

					Cumulative
					from
	Three Months	Three Months	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009
	$	$	$	$	$
		(as restated - see Note 3)		(as restated - see Note 3)

Expenses
General and administrative	1,248,210	2,427,921	4,008,718	6,032,435	25,931,767
Exploration and evaluation	2,214,050	4,068,091	4,724,946	7,958,531	44,507,499
Development	1,878,899	2,404,895	5,152,967	3,743,462	14,007,503
Write-off of mineral properties	(4,623)	285,813	102,439	285,813	422,084

	(5,336,536)	(9,186,720)	(13,989,070)	(18,020,241)	(84,868,853)

Interest income	130,519	573,608	749,899	1,963,297	6,828,338
Loss from affiliate	(13,490)	-	(13,490)	-	(13,490)
Foreign exchange gain (loss)	(814,255)	(425,801)	(2,112,975)	70,349	3,455,264
Other income (loss)	1,085,947	(18,203)	975,115	(26,888)	938,477

	388,721	129,604	(401,451)	2,006,758	11,208,589

Loss before income taxes	(4,947,815)	(9,057,116)	(14,390,521)	(16,013,483)	(73,660,264)

Recovery of future income taxes (note 11)	797,500	-	797,500	-	1,226,555

Net loss and comprehensive loss for the period	(4,150,315)	(9,057,116)	(13,593,021)	(16,013,483)	(72,433,709)

Deficit - Beginning of period
As previously reported	(68,283,394)	(16,797,717)	(58,840,688)	(13,080,150)	-
Change in policy for accounting for exploration and development costs (note 3)	-	(31,145,753)	-	(27,906,953)	-

As restated	(68,283,394)	(47,943,470)	(58,840,688)	(40,987,103)	-

Deficit - End of period	(72,433,709)	(57,000,586)	(72,433,709)	(57,000,586)	(72,433,709)

Weighted average number of common shares outstanding:
Basic and diluted	93,907,324	92,243,607	93,829,182	92,913,315

Loss per common share:
Basic and diluted	(0.04)	(0.09)	(0.14)	(0.17)
The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

					Cumulative
					from
	Three Months	Three Months	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009
	$	$	$	$	$
		(as restated - see Note 3)		(as restated - see Note 3)
Cash provided by (used in)
Operating activities
Net loss for the period	(4,150,315)	(9,057,116)	(13,593,021)	(16,013,483)	(72,433,709)
Items not affecting cash:
Stock based compensation	282,314	2,195,006	757,288	4,243,892	15,519,485
Amortization of capital assets	125,820	121,261	414,874	351,495	1,040,938
Provision for reclamation	14,430	91,528	91,396	86,553	533,992
Write-off of mineral properties	(4,623)	321,601	102,439	321,601	422,084
Foreign exchange loss (gain)	814,255	425,801	2,112,975	(70,349)	(3,455,264)
Gain on sale of assets	3,432	(5,361)	3,432	(5,361)	(1,929)
Non-cash exploration costs (credits)	-	-	-	-	2,726,280
Other loss (income)	(5,250)	30,250	(22,250)	42,250	(7,252)
Future income taxes	(797,500)	-	(797,500)	-	(1,226,555)
Change in non-cash working capital items:
Amounts receivable	10,109	7,372	69,956	747,562	(45,609)
Prepaid expenses	(57,438)	5,385	(172,605)	(76,707)	(233,536)
Accounts payable and accrued liabilities	542,642	23,207	(972,822)	(76,955)	995,293
	(3,222,124)	(5,841,066)	(12,005,838)	(10,449,502)	(56,165,782)

Investing activities
Mineral property costs	8,826	(605,696)	(156,372)	(858,309)	(10,617,184)
Construction in progress	(707,958)	-	(1,112,501)	-	(1,435,594)
Purchase of short-term investments	(300,753)	(11,719,656)	(26,412,446)	(63,507,378)	(154,092,937)
Sale of short-term investments	25,854,963	26,654,787	64,816,227	76,643,808	155,438,145
Decrease (increase) in bonding and other deposits	352,706	(310,711)	(878,982)	(480,848)	(2,990,336)
Proceeds from sale of capital assets	-	26,344	-	26,344	26,344
Purchase of capital assets	(61,443)	(366,468)	(183,110)	(1,330,624)	(2,418,869)
	25,146,341	13,678,600	36,072,816	10,492,993	(16,090,431)

Financing activities
Issuance of common shares and warrants for cash	-	-	-	2,750,000	122,668,053
Share issue costs	-	-	-	(115,314)	(2,569,025)
Proceeds from exercise of warrants, compensation
options and stock options	1,392	-	1,392	90,000	18,569,323
Payment of New Frontiers obligation	-	-	-	-	(17,565,125)
	1,392	-	1,392	2,724,686	121,103,226

Effects of foreign exchange rate changes on cash	(677,174)	(515,909)	(1,414,546)	(33,433)	(393,454)

Net change in cash and cash equivalents	21,248,435	7,321,625	22,653,824	2,734,744	48,453,559
Beginning cash and cash equivalents	27,205,124	21,725,876	25,799,735	26,312,757	-
Ending cash and cash equivalents	48,453,559	29,047,501	48,453,559	29,047,501	48,453,559
Non-cash financing and investing activities:
Common shares issued for properties	42,750	-	452,250	-
The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under NI 43-101, which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporation Act on August 7, 2006.  These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation.  Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.  The Bootheel Project, LLC which was consolidated in prior periods is no longer consolidated since the Company’s equity interest has been reduced to 25% as discussed in Note 6- Mineral Properties.

The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. Except as set out below, the accounting policies used in the preparation of the unaudited interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2008 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Adoption of new accounting pronouncement

Sections 3064 – Goodwill and Intangible Assets

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on the consolidated financial statements.

3.	Exploration accounting policy change

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when management has determined it is economically viable and it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  The comparative operating results for the three and nine months ended September 30, 2008 were restated as follows:  expenses increased by $5.4 million and $8.7 million, net loss increased by $5.8 million and $9.0 million, and loss per common share increased by $0.06 and $0.09, respectively.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

4.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are comprised of:

	As at	As at
	September 30,	December 31,
	2009	2008
	$	$
Cash on deposit at banks	620,586	392,170
Guaranteed investment certificates	2,787,500	9,087,500
Money market funds	25,495,673	1,031,882
Certificates of deposit	19,549,800	15,288,183
	48,453,559	25,799,735

The Company’s cash and cash equivalents of $48.4 million and short-term investments of $0.4 million consist of Canadian dollar and US dollar denominated deposit accounts, guaranteed investment certificates, money

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.15% to 3.0% and mature at various dates up to July 10, 2010.  The instruments with initial maturity over three months have been classified as short-term investments.

These instruments are maintained at financial institutions in Canada and the United States.  Of these amounts, approximately $7.5 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation; leaving approximately $41.4 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at September 30, 2009, the Company does not consider any of its financial assets to be impaired.

5.	Bonding and other deposits

Bonding and other deposits include $3,002,637 (December 31, 2008 – $2,556,815) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company.

6.	Mineral properties

	Canada	USA		Total
	Canadian	Lost Creek/	Other US
	Properties	Lost Soldier	Properties
	$	$	$	$
Balance, December 31, 2008	617,160	24,316,716	6,874,945	31,808,821

Acquisiton costs	-	-	399,564	399,564
Staking and claim costs	(30,021)	4,922	9,665	(15,434)
Labor costs	90	2,905	155,893	158,888
Material and supply costs	-		1,065	1,065
Outside service costs	-	-	55,717	55,717
Other costs	-	-	322	322
Basis of property write-offs	(63,561)	-	(38,878)	(102,439)
Basis of assets sold			(3,432)	(3,432)
Property reclassified as investment (note 9)			(2,769,117)	(2,769,117)

Balance, September 30, 2009	523,668	24,324,543	4,685,744	29,533,955

Canada

The Company's Canadian properties include Screech Lake, which is located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the nine months ended September 30, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

United States

Lost Creek and Lost Soldier

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the extensively explored and drilled Lost Creek and Lost Soldier projects, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus capitalized interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other US Properties

The Company’s other US properties include EN, LC North and LC South, and RS, which are located in Wyoming.

In January 2009, the Company entered into certain agreements for the transfer of certain land claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.  The acquisitions were primarily related to additions to the Company’s EN claim group.

During the second quarter of 2009, the Company wrote-off its Muggins’ Mountain claims in Arizona.

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement resulting in a reduction in the Company’s interest to 25%. As a result, the Buck Point and Bootheel properties are not a part of mineral properties and the Project is now reflected as an Investment (See Note 9).

On August 25, 2009, the Company sold its database of geologic information related to its Moorcroft project in Wyoming for US$1.0 million and a royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming.  As the project is still in exploration and evaluation, management of the Company does not have enough information to determine if any royalties will ever by paid and therefore is not attributing any value to those royalties. The gain on this sale is reported in Other Income in the Statement of Operations.

On August 26, 2009, the Company entered into an agreement to acquire 141 mining claims that will become part of the LC South Project.  The Company paid the annual claim maintenance fees in August 2009 and the agreement closed on September 2, 2009 with the issuance of 45,000 common shares.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

7.	Capital assets

	September 30, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Light vehicles	661,743	319,274	342,469	656,184	215,238	440,946
Heavy mobile equipment	473,335	185,586	287,749	424,559	103,903	320,656
Machinery and equipment	782,376	363,993	418,383	780,085	232,390	547,695
Furniture and fixtures	221,867	70,989	150,878	189,987	48,829	141,158
Computer equipment	220,197	97,720	122,477	178,633	66,672	111,961
Software	171,059	93,475	77,584	125,411	56,523	68,888

	2,530,577	1,131,037	1,399,540	2,354,859	723,555	1,631,304

8.	Construction in progress

				USA

	Plant Design	Plant Equipment	Outside Services	Lost Creek
	$	$	$	$

Balance, December 31, 2008	323,093	0	0	323,093

Additions during year	112,678	997,070	2,753	1,112,501

Balance, September 30, 2009	435,771	997,070	2,753	1,435,594

9.	Investments

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement by spending US$ 3.0 million and now has a 75% interest in the Project with the Company retaining the other 25%.  As a result the Company is no longer the controlling member of the Project.  Therefore the manner in which the costs for the Project’s Bootheel and Buck Point properties is reported in the financial statements has changed from being fully consolidated in the Company’s accounts to the Project being treated as an equity investment.  This equity investment is accounted for under the equity accounting method with the net investment reflected on the Balance Sheet.  The Company’s share of expenses incurred will be shown as loss from affiliate on the Statement of Operations.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

10.	Asset retirement obligation

The Company has recorded $537,620 for asset retirement obligations (December 31, 2008 – $513,576) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's Wyoming properties.

11.	Income taxes

During 2008, the Company raised $2,750,000 through the sale of common stock covered by a flow-through election.  This election requires that all capital raised under this election be used for exploration and evaluation of Canadian mineral interests prior to the end of the following calendar year.  The Company then files a document with Revenue Canada renouncing its right to claim those expenditures for income tax purposes and pass them through to the purchasers of the common stock.

During 2009, the Company filed the renouncement with the taxing authorities and completed the expenditure of the funds raised in 2008.  As a result, the Company recognized the future tax benefit that was renounced.

12.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock		Contributed	Accumulated	Shareholders'
	Shares	Amount	Surplus	Deficit	Equity
	#	$	$	$	$

Balance, December 31, 2008	93,243,607	144,396,460	12,721,559	(58,840,688)	98,277,331

Common shares issued for properties	695,000	452,250			452,250
Exercise of stock options	1,961	2,127	(734)		1,393
Income tax portion of flowthrough stock sale		(797,500)			(797,500)
Non-cash stock compensation	-	-	757,288	-	757,288
Net loss and comprehensive loss	-	-	-	(13,593,021)	(13,593,021)

Balance, September 30, 2009	93,940,568	144,053,337	13,478,113	(72,433,709)	85,097,741

Issuances

In January 2009, the Company entered into certain agreements for the transfer of certain land claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.  The acquisitions were primarily related to additions to the Company’s EN claim group.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

On August 26, 2009, the Company entered into an agreement to acquire 141 mining claims that will become part of the LC South Project.  The Company paid the annual claim maintenance fees in August 2009 and the agreement closed on September 2, 2009 with the issuance of 45,000 common shares.

During 2009, 1,961 common shares were issued pursuant to the exercise of stock options.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2008	6,228,700	1.46

Granted	2,204,264	0.80
Exercised	(1,961)	0.71
Forfeit	(36,900)	2.07
Expired	(11,200)	1.65

Outstanding, September 30, 2009	8,382,903	1.28

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

As at September 30, 2009, outstanding stock options are as follows:

	Options outstanding		Options exercisable
		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number	contractual	Number	contractual
$	of options	life (years)	of options	life (years)	Expiry

1.25	2,440,800	1.1	2,440,800	1.1	November 17, 2010
2.01	75,000	1.5	75,000	1.5	March 25, 2011
2.35	1,450,000	1.6	1,450,000	1.6	April 21, 2011
2.75	379,200	2.0	379,200	2.0	September 26, 2011
4.75	45,000	2.6	45,000	2.6	May 15, 2012
3.67	200,000	2.8	200,000	2.8	July 15, 2012
3.00	437,500	2.9	437,500	2.9	August 9, 2012
3.16	50,000	3.0	50,000	3.0	September 17, 2012
2.98	50,000	3.0	50,000	3.0	October 5, 2012
4.07	30,000	3.1	30,000	3.1	November 7, 2012
2.11	25,000	3.5	25,000	3.5	March 19, 2013
1.65	980,000	3.6	748,400	3.6	May 8, 2013
1.72	25,000	3.9	19,000	3.9	August 6, 2013
0.71	991,612	4.4	318,192	4.4	February 9, 2014
0.64	75,000	4.4	24,000	4.4	March 11, 2014
0.90	1,128,791	4.9	112,881	4.9	September 2, 2014

1.65	8,382,903	2.5	6,404,973	2.2

During the nine months ended September 30, 2009, the Company recorded a total of $757,288 related to stock option compensation (2008 – $4,243,892).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during the nine months ended September 30, 2009 and 2008 was determined using the Black-Scholes option pricing model with the following assumptions:

	2009	2008

Expected option life (years)	2.85 - 3.01	4.0
Expected volatility	82 - 83%	65%
Risk-free interest rate	1.4 - 1.9%	3.0% - 3.4%
Forfeiture rate	4.4 - 4.6%	-
Expected dividend rate	0%	0%

13.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009

(expressed in Canadian dollars)

	September 30, 2009
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	3,022,187	3,022,187
Mineral properties	523,666	29,010,289	29,533,955
Capital assets	3,088	1,396,452	1,399,540
Construction in progress	-	1,435,594	1,435,594
Investments	-	2,769,117	2,769,117

	December 31, 2008
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	2,578,825	2,578,825
Mineral exploration properties	617,160	31,191,661	31,808,821
Capital assets	7,847	1,623,457	1,631,304
Construction in progress	-	323,093	323,093
Investments	-	-	-

14.	Commitments

Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, request for quotations for all major process equipment at the Lost Creek project were prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2009.

One purchase order totaling US$1,323,834 was issued during the second quarter of 2009 for ion exchange columns and other process equipment.  Payments of US$861,370 have been made with the final payment due upon completion.  An additional purchase order for US$319,357 was issued during the second quarter in order to initiate the drawing and approval process for other plant equipment.  Progress payments will be required once the final drawings are approved, the final configuration is decided upon and the final price is determined.

As at September 30, 2009, the Company has spent or accrued all of the funds in accordance with flow-through share agreements in Canada.